SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 6-K

## Report of Foreign Issuer

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934**



**For the month of April 2002**

## Pacific Rim Mining Corp.

(SEC File No. 1-13812)

Suite 2343, Three Bentall Centre
595 Burrard Street, P.O. Box 49186
Vancouver, B.C.
Canada V7X 1K8
(Address of Principal Executive Office)



**Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F**

**Form 20-F __X__ Form 40-F ______**

**Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.**

**Yes ______ No __X__**

Page 1 of 6 Pages
Exhibit Index on Page 5

**Item 5. Other Events**

On April 11, 2002, Pacific Rim Mining Corp., a company incorporated under the laws of the Province of British Columbia ("Pacific Rim"), and Dayton Mining Corporation, a company incorporated under the laws of the Province of British Columbia ("Dayton"), were amalgamated to form a new company (the "Amalgamation") called Pacific Rim Mining Corp. (the "Registrant"). The Amalgamation was effected pursuant to the Amalgamation Agreement (the "Agreement") entered into between Pacific Rim and Dayton as of January 8, 2002, and the Certificate of Amalgamation issued pursuant to Subsection 250(d) of the *Company Act* (British Columbia) (the "Company Act"). The Amalgamation was approved by the shareholders of Pacific Rim and Dayton on April 3, 2002, and the Supreme Court of British Columbia approved the Amalgamation on April 10, 2002, pursuant to Sections 247 to 251 of the Company Act. Under the Agreement, the Registrant acquired substantially all of the assets and liabilities of Pacific Rim and Dayton.

Under the Agreement, each outstanding Pacific Rim share was exchanged for one common share of the Registrant and each outstanding Dayton share was exchanged for 1.76 common shares of the Registrant. Shareholders of Pacific Rim and Dayton had the right to dissent from the Amalgamation and to be paid the fair market value for their Pacific Rim or Dayton shares upon compliance with the Company Act. A total of 78,276,794 common shares of the Registrant were issued for all of the issued and outstanding common shares of Pacific Rim and Dayton.

By operation of law, previously issued options to purchase shares of Pacific Rim (the "Pacific Rim Share Options") were exchanged for options to purchase common shares of the Registrant on a one for one basis at the applicable exercise price. As at April 11, 2002, there were 2,130,800 Pacific Rim Share Options outstanding, each of which entitle the holder to acquire one Pacific Rim common share. By operation of law, previously issued options to purchase shares of Dayton (the "Dayton Share Options") were exchanged for options to purchase common shares of the Registrant on a one to 1.76 basis, at the applicable exercise prices divided by 1.76. As at April 11, 2002, there were 2,008,000 Dayton Share Options outstanding, each of which entitled the holder to acquire one Dayton common share. A total of 5,664,880 share options of the Registrant, each entitling the holder to acquire one common share of the Registrant upon payment of the exercise price, were issued in exchange for the Pacific Rim Share Options and the Dayton Share Options.

The Registrant is subject to the British Columbia Company Act. The Registrant's authorized capital consists of 1,000,000,000 common shares without par value (the "Authorized Shares"). Each of these Authorized Shares carries one vote at all meetings, participates ratably in any dividend declared by the directors of the Registrant and, subject to the rights of holders of any shares ranking prior to such Authorized Shares, carries the right to a proportionate share of the assets of the Registrant available for distribution to holders of the Registrant's shares in the event of the liquidation, dissolution or winding up of the Registrant. The Authorized Shares do not carry cumulative voting rights and do not carry pre-emptive rights. There are no laws or regulations which would impose voting restrictions on non-resident shareholders.

Upon effectiveness of the reorganization, the Registrant became a reporting issuer in the provinces of British Columbia, Alberta, Ontario, Saskatchewan, Manitoba, New Brunswick, Prince Edward Island and Newfoundland, as successor to Pacific Rim and Dayton.

The Toronto Stock Exchange and the American Stock Exchange accepted the terms of the Amalgamation and approved the listing of the Registrant. As successor to Pacific Rim and Dayton, the Registrant's common shares were called for trading on April 16, 2002 and are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol "PMU".

Effective April 11, 2002, certain members of the boards of directors and managements of Pacific Rim and Dayton became members of the board and management of the Registrant. William Mckatyn, the President, Chief Executive Officer and Chairman of Dayton, became the Chairman and Director of the Registrant. Thomas C. Shrake, the Chief Executive Officer and Director of Pacific Rim, became the Chief Executive Officer and Director of the Registrant. Catherine A. McLeod-Seltzer, the President and Director of Pacific Rim, became the President and Director of the Registrant. Kathryn Church, the Corporate Secretary of Pacific Rim, became the Corporate Secretary and Vice-President Administration of the Registrant. F. John Norman, the Controller of Dayton, became the Controller of the Registrant. Robert Buchan, a Director of Dayton, became a Director of the Registrant. David Fagin, a Director of Dayton, became a Director of the Registrant. Anthony Petrina, the Chairman and Director of Pacific Rim, became a Director of the Registrant.

Upon the effectiveness of the reorganization, the Registrant's common shares were deemed registered under Section 12(g) of the *Securities Exchange Act of 1934*, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(a) thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to Pacific Rim and Dayton, and reports filed for Pacific Rim and Dayton under the Exchange Act prior to the reorganization should be regarded as applicable to the Registrant, as successor issuer. The Registrant intends to treat the historical financial statements of Dayton as the historical financial statements of the Registrant.



03

## SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

**PACIFIC RIM MINING CORP.**

By: ______________________________
Catherine McLeod-Seltzer
President and Director

Dated: May 6, 2002

## Exhibit Index

| Exhibit Number | Exhibit Description | Sequential Page No. |
|---|---|---|
| 1[(1)] | Joint Management Information Circular of Pacific Rim Mining Corp. and Dayton Mining Corporation dated February 28, 2002 (including appendices thereto) | — |
| 2[(2)] | Amalgamation Agreement dated as of January 8, 2002 between Pacific Rim Mining Corp. and Dayton Mining Corporation | — |
| 3[(2)] | Memorandum of the Registrant | — |
| 4[(2)] | Articles of the Registrant | — |
| 5[(3)] | Joint Press Release dated January 9, 2002 | — |
| 6[(4)] | Joint Press Release dated April 3, 2002 | — |
| 7[(5)] | Joint Press Release dated April 12, 2002 | — |
| 8. | Certificate of Amalgamation dated April 11, 2002 | 6 |
| 9. | Notice Pursuant to National Policy Statement 51 (re year end) | 7 – 8 |

(1) Previously filed by Pacific Rim Mining Corp. (SEC File No. 0-29618) on Form 6-K dated February 28, 2002.
(2) The memorandum and articles are schedule "A" to the amalgamation agreement, a copy of which is Appendix C to the Joint Information Circular previously filed as above.
(3) Previously filed by Pacific Rim Mining Corp. on Form 6-K dated January 10, 2002.
(4) Previously filed on Form 6-K dated April 3, 2002.
(5) Previously filed on Form 6-K dated April 15, 2002.

BRITISH
COLUMBIA

*NUMBER:* **645547**

# CERTIFICATE
# OF
# AMALGAMATION

*COMPANY ACT*

*I Hereby Certify that* **Dayton Mining Corporation**, incorporation number 292156, and **Pacific Rim Mining Corp.**, incorporation number 302713, are amalgamated as one company under the name **PACIFIC RIM MINING CORP.**

*Issued under my hand at Victoria, British Columbia,*
*on April 11, 2002*

JOHN S. POWELL
*Registrar of Companies*
PROVINCE OF BRITISH COLUMBIA
CANADA

**NATIONAL POLICY NO. 51**
**PART 8 NOTICE**

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
NEW BRUNSWICK SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
NEWFOUNDLAND SECURITIES COMMISSION
PRINCE EDWARD ISLAND

## NOTIFICATION OF STATUTORY AMALGAMATION

### 1. Names of Parties to the Transaction:

Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("Pacific Rim").

### 2. Effective Date of the Transaction:

The amalgamation became effective on April 11, 2002.

### 3. Approvals Required to Effect the Transaction and the Date or Dates on which Each Approval was Received by the Parties to the Transaction.

Dayton and Pacific Rim entered into an amalgamation agreement dated January 8, 2002 which was subject to shareholder, Court and regulatory approvals.

Dayton's shareholders approved and adopted the amalgamation agreement by special resolution, pursuant to the BC Company Act, on April 3, 2002 at a duly held Extraordinary and Annual General Meeting of Members.

Pacific Rim's shareholders approved and adopted the amalgamation agreement by special resolution, pursuant to the BC Company Act, on April 3, 2002 at a duly held Extraordinary General Meeting of Members.

The Toronto Stock Exchange approved the joint application of Dayton and Pacific Rim on February 21, 2002.

The American Stock Exchange approved the transaction on April 3 and 10, 2002.

Approval of the Supreme Court of Canada was obtained on April 10, 2002.

The Registrar of Companies issued a Certificate of Amalgamation on April 11, 2002.

Letters of Transmittal were mailed to shareholders of both Dayton and Pacific Rim on April 11, 2002.

Shares of the new amalgamated company Pacific Rim Mining Corporation were called for trading on the Toronto and American Sock Exchanges on April 16, 2002.

4. **The Date of the Last Financial Year End Prior to the Effective Date for each party to the transaction:**

Dayton's last financial year end was December 31, 2001.
Pacific Rim's last financial year end was April 30, 2001.

5. **The Method of Accounting for the Transaction and, where appropriate, the Entity that is Identified as being the Acquirer for Accounting Purposes.**

For accounting purposes, the Amalgamation is treated as a reverse take-over transaction, with Dayton being identified as the acquirer and Pacific Rim being identified as the acquiree with Dayton's net assets being presented at the historical amounts recorded in its accounts and the net assets of Pacific Rim being presented at fair value, that being net book value.

6. **Year End and Comparative Reporting Periods for the Continuing Filing Issuer**

(a) the date of Pacific Rim's first financial year end subsequent to the transaction is April 30, 2002

(b) the periods, including the comparative reporting periods, if any, to be covered in the interim and annual financial statements to be filed for Pacific Rim's first financial year subsequent to the transaction are:

July 31, 2002; October 31, 2002 and January 31, 2003.

Dated at Vancouver, B.C. this 26th day of April, 2002.

**PACIFIC RIM MINING CORP.**

Per: ______________________
President

08